Exhibit 2.2

TRANSITION SERVICES AGREEMENT

BY AND BETWEEN

ENERGIZER HOLDINGS, INC.

AND

ENERGIZER SPINCO, INC.

DATED AS OF [●], 2015

i

8.5	Indemnification Procedures	22
8.6	Environmental Matters	22

ARTICLE IX CONFIDENTIALITY; PROTECTIVE ARRANGEMENTS		22
9.1	Confidentiality	22
9.2	No Release	22
9.3	Third Party Information; Privacy and Data Protection Laws	22
9.4	Protective Arrangements	23

ARTICLE X MARKET EXIT COOPERATION		23
10.1	Applicable Jurisdictions	23
10.2	Wind-down Activities	24
10.3	Transition Activities	24
10.4	Outside Date	24
10.5	Settlement of Costs and Expenses	24
10.6	Transition Severance Costs	25

ARTICLE XI FORCE MAJEURE		26
11.1	Performance Excused	26

ARTICLE XII MISCELLANEOUS		26
12.1	Entire Agreement	26
12.2	Binding Effect; Assignment	26
12.3	Third Party Beneficiaries	27
12.4	Amendment; Waivers	27
12.5	Notices	27
12.6	Counterparts	28
12.7	Signatures and Delivery	28
12.8	Severability	28
12.9	Governing Law	29
12.10	Dispute Resolution	29
12.11	Specific Performance	30
12.12	Corporate Power	30
12.13	Independent Contractors	30
12.14	Title to Intellectual Property	30
12.15	Group Members	31
12.16	Survival of Covenants	31
12.17	Interpretation	31
12.18	Further Assurances	31
12.19	Public Announcements	31
12.20	Mutual Drafting	31

ii

TRANSITION SERVICES AGREEMENT

This TRANSITION SERVICES AGREEMENT (this “Agreement”) is entered into as of [●], 2015, by and between Energizer Holdings, Inc., a Missouri corporation (“Energizer”) and Energizer SpinCo, Inc., a Missouri corporation and wholly owned subsidiary of Energizer (“SpinCo”). Energizer and SpinCo are sometimes referred to herein individually as a “Party,” and collectively as the “Parties.” Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to them in Article I.

R E C I T A L S

WHEREAS, the board of directors of Energizer has determined that it would be advisable and in the best interests of Energizer and its shareholders to separate the EHP Business from the EPC Business;

WHEREAS, in order to effectuate the foregoing, Energizer and SpinCo have entered into the Separation and Distribution Agreement dated [●], 2015 (as amended, modified or supplemented from time to time in accordance with its terms, the “Separation and Distribution Agreement”), which provides for, among other things, the contribution from Energizer to SpinCo of certain assets, the assumption by SpinCo of certain Liabilities (as defined in the Separation and Distribution Agreement) from Energizer, the distribution by Energizer of SpinCo common stock to Energizer shareholders, and the execution and delivery of certain agreements in order to facilitate and provide for the foregoing, in each case subject to the terms and conditions set forth therein; and

WHEREAS, in order to facilitate and provide for an orderly transition under the Separation and Distribution Agreement, the Parties desire to enter into this Agreement to set forth the terms and conditions pursuant to which each of the Parties shall provide to the other the Services (as defined herein) for a transitional period.

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements set forth below and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, and intending to be legally bound, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Unless otherwise defined in this Agreement, all capitalized terms used in this Agreement shall have the meaning specified for such term in the Separation and Distribution Agreement. The following capitalized terms used in this Agreement shall have the meanings set forth below:

“Accessing Party” has the meaning set forth in Section 7.2(a).

“Additional Services” has the meaning set forth in Section 2.2(a).

“Affiliate” (including, with a correlative meaning, “affiliated”) means, when used with respect to a specified Person, a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person. For the purpose of this definition, “control” (including, with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise. The Parties agree that, for the purposes of this Agreement, no member of the Energizer Group shall be deemed to be an Affiliate of the any member of the SpinCo Group and no member of the SpinCo Group shall be deemed to be an Affiliate of any member of the Energizer Group.

“Agreement” has the meaning set forth in the preamble.

“Allocation Principles” has the meaning set forth in Section 10.5(b)

“Ancillary Agreement” has the meaning set forth in the Separation and Distribution Agreement.

“Assets” has the meaning set forth in the Separation and Distribution Agreement.

“Business Day” means a day other than a Saturday, a Sunday or a day on which banking institutions located in St. Louis, Missouri are authorized or obligated by law or executive order to close.

“Business Entity” means any corporation, general or limited partnership, trust, joint venture, unincorporated organization, limited liability entity or other entity.

“Charge” and “Charges” have the meaning set forth in Section 3.1.

“Complete Exit Market” has the meaning set forth in Section 10.1.

“Confidential Information” has the meaning set forth in the Separation and Distribution Agreement.

“Dispute” has the meaning set forth in Section 12.10(a).

“EHP” has the meaning set forth in the Separation and Distribution Agreement.

“EHP Business” has the meaning set forth in the Separation and Distribution Agreement.

“Effective Time” has the meaning set forth in the Separation and Distribution Agreement.

“Energizer” has the meaning set forth in the preamble.

“Energizer Group” means the EPC Group as defined in the Separation and Distribution Agreement.

“EPC” has the meaning set forth in the Separation and Distribution Agreement.

“EPC Business” has the meaning set forth in the Separation and Distribution Agreement.

“Executive Sponsor” has the meaning set forth in Section 12.10(b).

“Exhibits” means the Exhibits attached hereto.

“Exiting Group” has the meaning set forth in Section 10.1.

“Force Majeure Event” means, with respect to a Party, an event beyond the control of such Party (or any Person acting on its behalf), which by its nature could not reasonably have been foreseen by such Party (or such Person), or, if it could reasonably have been foreseen, was unavoidable, and includes acts of God, storms, floods, riots, fires, sabotage, civil commotion or civil unrest, interference by civil or military authorities, acts of war (declared or undeclared) or armed hostilities, other national or international calamities or acts of terrorism or failures of energy sources or distribution or transportation facilities. Notwithstanding the foregoing, the receipt by a Party of an unsolicited takeover offer or other acquisition proposal, even if unforeseen or unavoidable, and such Party’s response thereto shall not be deemed an event of Force Majeure.

“Group” means either the Energizer Group or the SpinCo Group.

“Group Exit Market” has the meaning set forth in Section 10.1.

“Information” means information in written, oral, electronic or other tangible or intangible forms, including studies, reports, records, books, contracts, instruments, surveys, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, marketing plans, customer names, Privileged Information, and other technical, financial, employee or business information or data; provided that “Information” does not include Patents, Trademarks, or Other Intellectual Property.

“Initial Services” has the meaning set forth in Section 2.1(b).

“Interest Payment” has the meaning set forth in Section 4.1(f).

“Law” has the meaning set forth in the Separation and Distribution Agreement.

“Lease” has the meaning set forth in Section 2.11.

“Liability” has the meaning set forth in the Separation and Distribution Agreement.

“Market” has the meaning set forth in Section 4.1(a).

“Market Exit Costs” has the meaning set forth in Section 10.5(a).

“Market Exit Statement” has the meaning set forth in Section 10.5(a).

“Notice” means any written notice, request, demand or other communication specifically referencing this Agreement and given in accordance with Section 12.5.

“Outside Date” has the meaning set forth in Section 5.2.

“Parties” and “Party” have the meaning set forth in the preamble.

“Person” means any (i) individual; (ii) Business Entity; or (iii) Governmental Authority.

“Preparing Party” has the meaning set forth in Section 10.5(a).

“Provider Indemnitees” has the meaning set forth in Section 8.3.

“Recipient Indemnitees” has the meaning set forth in Section 8.4.

“Representative,” as to a Person, means such Person’s directors, officers, employees, agents, accountants, counsel and other advisors and representatives.

“SpinCo” has the meaning set forth in the preamble.

“SpinCo Group” means the EHP Group as defined in the Separation and Distribution Agreement.

“Schedules” means the Schedules attached hereto.

“Security Regulations” has the meaning set forth in Section 7.2(a).

“Separation and Distribution Agreement” has the meaning set forth in the recitals.

“Service Coordinator” has the meaning set forth in Section 2.5(b).

“Service Period” means, with respect to any Service, the period commencing on the later of (i) the Effective Time and (ii) the date on which any Additional Service becomes a “Service” pursuant to the terms of this Agreement, and ending on the earlier of (a) the date the Recipient terminates the provision of such Service pursuant to Section 6.1, and (b) the termination date (measured as the number of months from the Effective Time) specified with respect to such Service on the subsection of Schedule A or Schedule B hereto applicable to such Service.

“Service Provider” means, with respect to any Service, the entity or entities identified on the applicable subsection of Schedule A or Schedule B hereto as the “Service Provider.”

“Service Provider Group” means the Energizer Group or the SpinCo Group, as applicable, when it is providing Services to a member of the other Group.

“Service Recipient” means, with respect to any Service, the entity or entities identified on the applicable subsection of Schedule A or Schedule B hereto as the “Service Recipient.”

“Service Recipient Group” means the Energizer Group or the SpinCo Group, as applicable, when it is receiving Services from a member of the other Group.

“Services” means the Initial Services and any Additional Services agreed to by the Parties in accordance with Section 2.2.

“Sublease” has the meaning set forth in Section 2.11.

“Subsidiary” means or “subsidiary” shall mean, with respect to any Person, any Business Entity of which such Person: (i) beneficially owns, either directly or indirectly, more than fifty percent (50%) of (A) the total combined voting power of all classes of voting securities of such Business Entity; (B) the total combined equity interests; or (C) the capital or profit interests, in the case of a partnership; or (ii) otherwise has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body.

“Surviving Subsidiary” has the meaning set forth in Section 10.1.

“Systems” has the meaning set forth in Section 7.2(a).

“Tax” has the meaning set forth in the Separation and Distribution Agreement.

“Third Party” means any Person other than the Parties or any of their respective Subsidiaries.

“Third Party Provider” means a Third Party that is not affiliated with either Group and that is retained by the Service Provider to provide any portion of the Services under this Agreement, including any consultants, agents, contractors or subcontractors.

“Transition Activities” has the meaning set forth in Section 10.3.

“Transition Coordinator” has the meaning set forth in Section 2.5(b).

“Transition Severance Costs” has the meaning set forth in Section 10.6.

“Wind-down Activities” has the meaning set forth in Section 10.2.

“Wind-down Subsidiary” has the meaning set forth in Section 10.1.

ARTICLE II

SERVICES

2.1 Services.

(a) Commencing as of the Effective Time, Energizer shall, and shall cause the applicable members of the Energizer Group to, (i) provide to SpinCo and the applicable members of the SpinCo Group the Services set forth in Schedule A and (ii) pay, perform, discharge and satisfy, as and when due, its and their respective obligations as Service Recipients under this Agreement, in each case in accordance with the terms of this Agreement.

(b) Commencing as of the Effective Time, SpinCo shall, and shall cause the applicable members of the Spinco Group to, (i) provide to Energizer and the applicable members of the Energizer Group the Services set forth in Schedule B (collectively with the Services set forth on Schedule A, the “Initial Services”) and (ii) pay, perform, discharge and satisfy, as and when due, its and their respective obligations as Service Recipients under this Agreement, in each case in accordance with the terms of this Agreement.

(c) The Parties agree and acknowledge that the right to receive any Services (or portions thereof) for which a Party is a Service Recipient hereunder may be assigned, allocated and/or contributed, in whole or in part, by a Party to any member of such Party’s Group. To the extent so assigned, allocated and/or contributed, the relevant Group member shall be deemed the Service Recipient with respect to the relevant portion of such Services.

2.2 Additional Services. From time to time during the term of this Agreement, each of Energizer and SpinCo may request the other Party (i) to provide additional (including as to volume, amount, level or frequency, as applicable) or different services which the other Party is not expressly obligated to provide under this Agreement if such services are of the type and scope provided within the Energizer Group or the SpinCo Group, or between the Energizer Group and the SpinCo Group, in each case during twelve months preceding the date hereof, (ii) expand the scope of any Service or (iii) expand the duration for which any Service is provided (such additional or expanded services, the “Additional Services”). The Party receiving such request for Additional Services shall consider such request in good faith and shall notify the requesting Party as promptly as practicable as to whether it will or will not provide the Additional Services; provided that nothing shall require such Party receiving the request to provide such Additional Service to the requesting Party.

(b) If a Party agrees to provide Additional Services pursuant to Section 2.2(a), then the Transition Coordinators shall in good faith negotiate an amendment to Schedule A and/or Schedule B, as applicable, which will describe in detail the service or service category, as applicable, project scope, term, price and payment terms to be charged for such Additional Services; it being understood, however, that the Service Provider shall not be required to provide any Additional Services if the Parties are unable to reach agreement on the terms thereof. If and to the extent agreed to in writing, the amendment to Schedule A and/or Schedule B, as applicable, shall be deemed part of this Agreement as of such date and the Additional Services shall be deemed “Services” provided hereunder, in each case subject to the terms and conditions of this Agreement.

2.3 Services Not Included; No Management Authority.

(a) It is not the intent of the Service Provider and the other members of the Service Provider Group to render, nor of the Service Recipient and the other members of the Service Recipient Group to receive from the Service Provider and the other members of the Service Provider Group, professional advice or opinions, whether with regard to tax, legal, treasury, finance, employment or other business and financial matters, technical advice, whether with regard to information technology or other matters, or the handling of or addressing environmental matters; the Service Recipient shall not rely on, or construe, any Service rendered by or on behalf of the Service Provider as such professional advice or opinions or technical advice; and the Service Recipient shall seek all third-party professional advice and opinions or technical advice as it may desire or need.

(b) Unless expressly provided otherwise in this Agreement, although the Service Provider will direct the performance of its employees, agents and Third Party Providers and will consult with and advise the Service Recipient regarding the performance of the Services in accordance with this Agreement, the Service Recipient will be responsible for decision-making on behalf of any member of the Service Recipient Group. No Service Provider shall have the authority to bind the Service Recipient by contract or otherwise nor shall any Service Provider, or its employees, agents and Third Party Providers that are performing the Services, have the right directly or indirectly to control or direct the operations of the Service Recipient. Such employees, agents and Third Party Providers of the Service Provider shall not be required to report to management of the Service Recipient nor be deemed to be under the management or direction of the Service Recipient. The Service Recipient acknowledges and agrees that, except as may be expressly set forth herein as a Service (including any Additional Services) or otherwise expressly set forth in the Separation and Distribution Agreement or another Ancillary Agreement, no member of the Service Provider Group shall be obligated to provide, or cause to be provided, any service or goods to any member of the Service Recipient Group.

2.4 Service Providers; Third Party Providers.

(a) The Service Provider shall determine the personnel who shall perform the Services to be provided by it. The Service Provider shall be solely responsible for the payment of all benefits and any other direct and indirect compensation for such Service Provider personnel assigned to perform Services under this Agreement, as well as such personnel’s worker’s compensation insurance and employment Taxes, and other employer Liabilities relating to such personnel as required by Law. At all times during the performance of the Services, all Persons performing such Services (including agents, temporary employees and Third Party Providers) shall be construed as being independent from the Service Recipient and the other members of the Service Recipient Group, and such Persons shall not be entitled to any employee benefits or other forms of compensation of or from the Service Recipient or the other members of the Service Recipient Group nor, be considered or deemed to be, or have any rights as, employees of the Service Recipient or any member of the Service Recipient Group as a result of this Agreement.

(b) The Service Provider may, at its option, from time to time, delegate any or all of its obligations to perform Services under this Agreement to any one or more members of the Service Provider Group, provided that the delegation of performance of the applicable Service does not impact the timeliness or quality of such Service.

(c) The Service Provider may perform its obligations to provide a Service through one or more Third Party Providers, provided that the delegation of performance of the applicable Service does not impact the timeliness or quality of such Service, in accordance with the following:

(i) Service Provider is Currently Using Third Party Providers as of the Effective Time. If, as of the Effective Time, (i) the Service Provider is obtaining analogous services for itself from one or more Third Party Providers, or (ii) the Service Provider is obtaining services from Third Party Providers which services the Service Provider shall only provide to the Service Recipient under this Agreement and the Service Provider shall not otherwise require such analogous services for itself during the term of this Agreement, then the Charges for the applicable Services the Service Provider is obtaining from such Third Parties may be adjusted proportionally by the Service Provider pursuant to Section 3.1(c) to reflect any adjustment in the rates or charges imposed by the Third Party Provider that is providing such Services; or

(ii) Service Provider Elects to Switch to Third Parties After the Effective Time.

(A) If, following the Effective Time, the Service Provider elects to obtain analogous services for itself from Third Party Providers (x) the Provider shall furnish to the Service Recipient reasonable prior Notice (in content and timing) respecting such use of Third Party Providers, and (y) the Charges for the applicable Services the Service Provider is obtaining from such Third Parties may be adjusted proportionally by the Service Provider pursuant to Section 3.1(c) to reflect any adjustment in the rates or charges imposed by the Third Party Provider that is providing such Services; and

(B) If, however, following the Effective Time, the Service Provider is not obtaining analogous services for itself from Third Party Providers (x) the Service Provider shall furnish to the Service Recipient reasonable prior Notice (in content and timing) respecting such use of Third Party Providers, and (y) the Charges for the applicable Services the Service Provider is providing through such Third Parties appointed following the Effective Time may not be adjusted by the Service Provider as a result of any adjustments in the rates or charges imposed by such Third Party Providers.

(iii) Notwithstanding the foregoing, the Service Provider shall not be relieved of its obligations under this Agreement by use of such Third Party Providers.

2.5 Cooperation; Transition and Service Coordinators.

(a) The Service Provider and the Service Recipient and their respective Group members shall cooperate with one another in connection with the provision of Services hereunder; provided, however, that such cooperation shall not unreasonably disrupt the normal operations of the Parties and their respective Subsidiaries; and, provided, further, that this Section 2.5(a) shall not require either Party to incur any out-of-pocket costs or expenses unless and except as expressly provided in this Agreement or otherwise agreed to in writing by the Parties.

(b) Each Party shall select in writing a representative to act as the primary contact with respect to the provision of the Services and the resolution of disputes under this Agreement (each such person, a “Transition Coordinator”). The initial Transition Coordinators shall be Elizabeth Dreyer, for Energizer, and Tim Gorman, for SpinCo. The Transition Coordinators shall meet as expeditiously as practicable to resolve any Dispute hereunder; and any Dispute that is not resolved by the Transition Coordinators within thirty (30) calendar days shall be resolved in accordance with the dispute resolution procedures set forth in Section 12.10. The Parties may elect to designate individual coordinators for individual Services or groups of Services by designating such individuals in the applicable Schedule. The authority of such individual coordinator shall be limited to the designated Service or group of Services. Additionally, a Transition Coordinator may, by Notice to the other Transition Coordinator, designate one or more individuals as individual coordinators for certain classes or types of Services. Such Notice will identify the area of responsibility and any limitations on the authority of the designated individual. In either case, each such individual coordinator will hereinafter be referred to as a “Service Coordinator”. Each Party may treat an act of the Transition Coordinator (or of a Service Coordinator with respect to its assigned area of responsibility) of the other Party which is consistent with the provisions of this Agreement as being authorized by such other Party without inquiring behind such act or ascertaining whether such Transition Coordinator or Service Coordinator had authority to so act; provided, however, that any changes or amendments to the Agreement must be made in accordance with Section 12.4. The Service Provider and the Service Recipient shall advise each other promptly (in any case within no more than three (3) Business Days) in a Notice of any change in their respective Transition Coordinators, setting forth the name of the replacement, and stating that the replacement Transition Coordinator is authorized to act for such Party in accordance with this Section 2.5(b). Any change in Service Coordinators shall be handled by Notice from the applicable Transition Coordinator.

(c) The Transition Coordinators (and/or the Service Coordinators with respect to their assigned areas of responsibility) may establish, by mutual agreement, procedures and protocols for communication, invoicing, payment and other functions under this Agreement that will supplement and implement the requirements and obligations specifically set forth in this Agreement.

2.6 Service Boundaries and Scope. Except as provided in a Schedule for a specific Service, and except as provided in Article X with respect to the Wind-down Activities and Transition Activities: (i) the Service Provider shall be required to provide, or cause to be provided, the Services only at the locations such Services were being provided within the Energizer Group or the SpinCo Group immediately prior to the Effective Time; and (ii) the Services shall be available only for purposes of conducting the business of the Service Recipient Group substantially in the manner in which it was conducted immediately prior to the Effective Time. Except as provided in a Schedule for a specific Service, in providing, or causing to be provided, the Services, the Service Provider shall not be obligated to: (A) maintain the employment of any specific employee or hire additional employees or Third Party Providers; (B) purchase, lease or license any additional equipment (including computer equipment, furniture, furnishings, fixtures, machinery, vehicles, tools and other tangible personal property), software or other assets, rights or properties; (C) make modifications to its existing systems or software; (D) provide any member of the Service Recipient Group with access to any systems or software other than those to which the Service Recipient or members of the Service Recipient’s Group had authorized access immediately prior to the Effective Time; (E) pay any costs related to the transfer or conversion of data of any member of the Service Recipient Group or (F) devote the efforts of any particular personnel providing the Services exclusively for the benefit of the Service Recipient, recognizing that such personnel may engage in other activities the Service Provider considers appropriate, whether or not related to this Agreement. The Service Recipient acknowledges (on its own behalf and on behalf of the other members of the Service Recipient Group) that the employees of the Service Provider or any other members of the Service Provider Group who may be assisting in the provision of Services hereunder are at-will employees and, as such, may terminate or be terminated from employment with the Service Provider or any of the other members of the Service Provider Group at any time for any reason (it being understood that, except as specifically provided in a Schedule to this Agreement, nothing in this Agreement shall preclude or in any way affect any right of a Service Provider to terminate any of its employees, including those who may be assisting in the provisions of Services hereunder, whether such employee is or was employed at-will or otherwise). For the avoidance of doubt and except as may hereafter be designated as Additional Services in accordance with Section 2.2, and except as provided in Article X with respect to the Wind-down Activities and Transition Activities, the Services do not include any services that may result from any business acquisitions, divestitures, start-ups or terminations by the Service Recipient Group occurring following the Effective Time. To the extent the Service Recipient desires the Service Provider to provide any services in connection with any such acquisitions, divestitures, start-ups or terminations, the Service Recipient shall follow the procedures for requesting Additional Services pursuant to Section 2.2.

2.7 Standard of Performance; Limitation of Liability.

(a) Subject to Section 2.6, the Service Provider shall perform all Services to be provided by the Service Provider in a manner that is based on its past practice and that is substantially similar in nature, quality and timeliness to the analogous services provided by Energizer or any of its Subsidiaries to Energizer or its applicable functional group or Subsidiary (including, solely for this purpose, SpinCo and its Subsidiaries) prior to the Effective Time, and, if any such Services were not performed by Energizer or a Subsidiary prior to the Effective Time, then such Services shall be performed in a manner that is with substantially similar in nature, quality and timeliness to the manner in which as the Service Provider performs comparable services for itself and its Group. It is understood and agreed that the Service Provider is not a professional provider of the types of services included in the Services and that the Service Provider personnel performing Services have other responsibilities and will not be dedicated full-time to performing Services hereunder.

(b) Nothing in this Agreement shall require the Service Provider to perform or cause to be performed any Service to the extent the manner of such performance would constitute a violation of applicable Laws, or any existing contract or agreement with a Third Party. If the Service Provider is or becomes aware of any potential violation on the part of the Service Provider, the Service Provider shall use commercially reasonable efforts to promptly send a Notice to the Service Recipient of any such potential violation. The Parties each agree to cooperate and use commercially reasonable efforts to obtain any necessary Third Party consents required under any existing contract or agreement with a Third Party to allow the Service Provider to perform or cause to be performed any Service in accordance with the standards set forth in this Section 2.7(b). Any costs and expenses incurred by any Party or any of its Subsidiaries in connection with obtaining any such Third Party consent that is required to allow the Service Provider to perform or cause to be performed (i) any Service (other than an Additional Service) shall be split between the Service Provider and the Service Recipient in accordance with such Parties’ respective utilization of the applicable Service at such time (except with respect to fees imposed by Third Parties to allow joint participation by the Service Provider and the Service Recipient under information technology contracts and licenses, which fees shall be split equally between the Service Provider and the Service Recipient) and (ii) any Additional Service shall be solely the responsibility of the Service Recipient. If, with respect to a Service, the Parties, despite the use of such commercially reasonable efforts, are unable to obtain a required Third Party consent or the performance of such Service by the Service Provider would continue to constitute a violation of applicable Laws, the Service Provider shall use commercially reasonable efforts in good faith to provide such Services in a manner as closely as possible to the standards described in this Section 2.7 that would apply absent the exception provided for in the first sentence of this Section 2.7(b).

(c) Notwithstanding anything to the contrary in this Agreement, except to the extent caused by a Service Provider and to the extent such Service Provider is otherwise liable under this Agreement (including pursuant to Section 2.4(c)(iii)), the Service Provider shall not be liable to the Service Recipient for any breach of any agreement by a Third Party Provider or any failure, delay or other problem in connection with the Services caused by the act or omission of a Third Party Provider; provided, that the Service Provider shall use commercially reasonable efforts to exercise and enforce its rights and remedies (if any) against the Third Party Provider such that the failure, delay or other problem is remedied as soon as reasonably practicable and its impact on the Services and minimized, and if the Service Provider is unable to do so shall use its commercially reasonable efforts to make alternative arrangements to provide the affected Services in compliance with this Agreement.

(d) It is the intent of the Service Provider to plan and staff such that the Service Provider can completely fulfill the needs of the Service Recipient as well as the Service Provider’s own needs, and the Service Provider does not anticipate the need for any rationing or limitation of Services. Notwithstanding the foregoing, the Service Recipient acknowledges and agrees that the Service Provider shall have the right to establish reasonable priorities between the needs of the Service Provider, on the one hand, and the needs of the Service Recipient, on the other hand, as to the provision of any Service if the Service Provider determines that such priorities are necessary to avoid any adverse effect on the Service Provider. If any such priorities are established, the Service Provider shall advise the Service Recipient as soon as possible of any Service that will be materially delayed as a result of such prioritization, and will use commercially reasonable efforts to minimize the duration and impact of such delays.

(e) Neither the Service Provider nor any member of the Service Provider Group shall be required to perform or to cause to be performed any of the Services for the benefit of any Third Party or any other Person other than the Service Recipient or other members of the Service Recipient Group.

(f) EXCEPT AS EXPRESSLY PROVIDED IN THIS SECTION 2.7, EACH PARTY ACKNOWLEDGES AND AGREES, ON ITS OWN BEHALF AND ON BEHALF OF ITS GROUP MEMBERS AND ITS AND THEIR REPRESENTATIVES, THAT ALL SERVICES AND PRODUCTS ARE PROVIDED ON AN “AS-IS” BASIS, THAT THE SERVICE RECIPIENT ASSUMES ALL RISK AND LIABILITY ARISING FROM OR RELATING TO ITS USE OF AND RELIANCE UPON THE SERVICES, AND THAT THE SERVICE PROVIDER MAKES NO OTHER REPRESENTATIONS AND GRANTS NO WARRANTIES OR GUARANTIES OF ANY KIND, EXPRESS OR IMPLIED, EITHER IN FACT OR BY OPERATION OF LAW, BY STATUTE OR OTHERWISE, WITH RESPECT TO THE SERVICES. EACH PARTY SPECIFICALLY DISCLAIMS ANY OTHER WARRANTIES, WHETHER WRITTEN OR ORAL, OR EXPRESS OR IMPLIED,

INCLUDING ANY WARRANTY OF QUALITY, MERCHANTABILITY, FITNESS FOR A PARTICULAR USE OR PURPOSE OR CONFORMITY TO ANY REPRESENTATION OR DESCRIPTION OR THE NON-INFRINGEMENT OF ANY INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES.

(g) Each Party shall be responsible for its own compliance with any and all Laws applicable to its performance under this Agreement. No Party shall knowingly take any action in violation of any such applicable Law that results in Liability being imposed on the other Party.

2.8 Precedence of Schedules. Each Schedule attached to or referenced in this Agreement is hereby incorporated into and shall form a part of this Agreement by reference; provided, however, that the terms contained in any particular section of a Schedule shall only apply with respect to the Services provided under that Schedule section. In the event of a conflict between the terms contained in an individual Schedule, or section of a Schedule, and the terms in the body of this Agreement, the terms in the Schedule or section thereof shall take precedence with respect to the Services under such Schedule or section, as applicable, only. No terms contained in individual Schedules or any section thereof shall otherwise modify the terms of this Agreement.

2.9 Transitional Nature of Services. The Parties acknowledge the transitional nature of the Services and agree to cooperate in good faith and to use commercially reasonable efforts to effectuate a smooth transition of the Services from the Service Provider to the Service Recipient (or its designee).

2.10 Changes to Services. Except as provided in Section 2.4(c) and subject to the performance standards set forth in this Article II, the Service Provider may make changes from time to time in the manner of performing the Services if the Service Provider is making similar changes in performing analogous services for itself and if the Service Provider furnishes to the Service Recipient reasonable prior Notice (in content and timing) respecting such changes. No such change shall materially impair the timeliness or quality of, or increase the Charges for, the applicable Service. If any such change by the Service Provider reasonably requires the Service Recipient to incur incremental costs and expenses in order to continue to receive and utilize the applicable Services in the same manner as the Service Recipient was receiving and utilizing such Service prior to such change, the Service Provider shall be required to reimburse the Service Recipient for all such reasonable costs and expenses. Upon request, the Service Recipient shall provide the Service Provider with reasonable documentation, including any additional documentation reasonably requested by the Provider to the extent such documentation is in the Service Recipient Group’s possession or control, to support the calculation of such incremental costs and expenses.

2.11 Leases and Subleases. Certain of the Schedules shall incorporate by reference separately executed lease arrangements (each, a “Lease”) or sublease agreements (each, a “Sublease”) with respect to certain office spaces identified in the applicable Schedule in accordance with the specific language in the applicable Schedule. Each such Lease or Sublease shall be substantially in the form attached to the applicable Schedule, with modifications to the form as may be necessary in order to comply with the requirements of the Group occupying the applicable space, or with the requirements of a particular Lease for any such space or of a third party landlord, or as may be beneficial to the Parties based on the provisions of any such Lease. Notwithstanding the form attached to a Schedule, the executed Lease or Sublease shall be the document incorporated into the applicable Schedule, and, notwithstanding anything to the contrary contained in this Agreement or the applicable Schedule, the rights and obligations of the Groups with respect to the occupancy of any particular office space shall be governed by the applicable Lease or Sublease. In the event of any inconsistency between the terms of this Agreement, the applicable Schedule and/or the applicable Lease or Sublease, the terms of the applicable Lease or Sublease shall control and be binding on both Parties and their respective Groups. Each Party shall take all reasonable actions to assure that all property occupied by personnel of both Groups are clearly marked to delineate the separation between them.

ARTICLE III

SERVICE CHARGES

3.1 Compensation. Subject to the specific terms of this Agreement, the compensation to be received by the Service Provider for each Service provided hereunder will be the fees or charges set forth in or calculated in the manner set forth in the Schedule relating to the particular Service, subject only to any escalation, reduction or other modifications provided for in such Schedule (each fee constituting a “Charge” and, collectively, “Charges”); provided, that, during the term of this Agreement, the amount of a Charge for any Services may adjust to the extent of: (a) any adjustments mutually agreed to by the Parties; (b) any Charges applicable to any Additional Services; and (c) in accordance with Section 2.4(c), any proportional adjustment in the rates or charges imposed by any Third Party Provider that is providing Services. In consideration for the provision of a Service, the Service Recipient shall pay to the Service Provider, in the manner set forth in Article IV below, the Charge for such Service as set forth in or calculated in the manner set forth in the applicable Schedule. Together with any invoice for Charges, the Service Provider shall provide the Service Recipient with reasonable documentation, including any additional documentation reasonably requested by the Recipient to the extent that such documentation is in the Service Provider’s or its Subsidiaries’ possession or control, to support the calculation of such Charges. For the avoidance of doubt, all Market Exit Costs shall be charged in accordance with Article X.

3.2 Reimbursement for Out-of-Pocket Expenses. The Service Recipient shall reimburse the Service Provider for reasonable out-of-pocket costs and expenses incurred by the Service Provider or any Service Provider Group member in connection with providing the Services (including reasonable travel-related expenses) to the extent that such costs and expenses are not reflected in the Charges for such Services; provided, however, that any such cost or expense with respect to any Service that is in excess of a minimum amount (to be determined by the Transition Coordinators in respect of such Service) that is not consistent with historical practice between the Parties for any Service (including business travel and related expenses) shall require advance approval of the Service Recipient. Any authorized travel-related expenses incurred in performing the Services shall be incurred and charged to the Service Recipient in accordance with the Service Provider’s then applicable business travel policies. For the avoidance of doubt, all Market Exit Costs shall be reimbursed in accordance with Article X.

ARTICLE IV

SERVICE CHARGES

4.1 Payment.

(a) Schedule A and Schedule B shall set forth the region and country markets in which a particular Service Provider provides each Service and in which a Service Recipient receives such Service (each such identified market, a “Market”). Each quarter, the particular Service Provider providing Services in each Market shall invoice the particular Service Recipient receiving Services in such Market the Charges applicable to that Market. The Transition Coordinator for the Service Provider shall prepare or cause to be prepared an invoice for each Market that identifies, with reasonable detail, all the Services performed in the prior quarter by the Service Provider for the applicable Market along with the Charges for each Service and with any expenses for which the applicable member of the Service Provider Group providing Services to such Market is entitled to reimbursement pursuant to Section 3.2 (with reasonable supporting documentation). Each such invoice shall show the Services performed by the Service Provider pursuant to the applicable Schedule, shall detail the charge for each Service in accordance with the applicable Schedule and shall be supported by any applicable third party invoices and other documentation reasonably necessary for the Service Recipient to evaluate the charges. Upon the Service Recipient’s written request, the Service Provider will provide to the Service Recipient reasonable additional detail and supporting documentation regarding invoiced amounts.

(b) In the event that both Parties (and/or applicable Group members) are a Service Provider in a Market, the Transition Coordinators for each Party may elect to prepare a single quarterly invoice for such Market that consolidates all Charges and expenses with respect to Services provided by both Parties (and/or applicable Group members) in such Market and provides one net invoice between the Parties for such Market. Such invoice shall include the necessary information required by Section 4.1(a) for the Service Provider of each Party. The Service Provider of the Party to which amounts are owed shall invoice the net amounts owed in such Market to the applicable Service Recipient.

(c) Each invoice shall be delivered in any manner permitted for delivery of a Notice hereunder. Except as otherwise set forth in Section 4.1(e), the Service Recipient in each Market shall pay the total amount of the invoice to the Service Provider issuing such invoice for such Market no later than twenty (20) calendar days after receipt of the invoice. Unless otherwise provided in this Agreement, the Service Recipient shall remit funds in payment of invoices provided hereunder either by check or wire transfer in accordance with the payment instructions provided in the invoice. Any obligation to make payment for Services provided hereunder shall survive the termination of this Agreement.

(d) Except as otherwise set forth in Section 4.1(e) below or in an applicable Schedule, all Charges from all Schedules shall be invoiced by Market as set forth in Section 4.1(a)or 4.1(b) and shall be invoiced as set forth in Section 4.1(c). The Charges for each Service shall be denominated in United States dollars in Schedule A and Schedule B. For any Services provided in the Unites States Market, all Charges shall be invoiced and paid in United States dollars. For Markets outside of the United States, the Service Provider shall invoice the Service Recipient in the local currency of the applicable Market by converting the Charges stated in

Schedule A and Schedule B into the applicable local currency using the spot exchange rate determined by the national bank in the country of the local currency on the date the invoice is issued, and the Service Recipient shall pay such Charges in such local currency.

(e) Notwithstanding anything to the contrary above, the Service Provider shall have the option, with the Service Recipient’s written consent, to forward the invoices of any Third Party Provider directly to the Service Recipient for its payment to the Third Party Provider, rather than the procedures set forth in Sections 4.1(a)-(c). If the Service Provider makes such election, the Service Provider shall provide the Third Party Provider’s invoice promptly so that the Service Provider may process and provide payment to the Third Party Provider in a timely manner, and the Service Recipient shall be responsible to pay the Third Party Provider directly in accordance with the terms of the applicable agreement the Service Provider has with (and the invoice from) the Third Party Provider.

(f) Interest will accrue on any amounts remaining unpaid at the due date for such payment at five percent (5%) per annum (compounded monthly) or, if less, the maximum non-usurious rate of interest permitted by Law, until such amounts, together with all accrued and unpaid interest thereon, are paid in full (the “Interest Payment”).

(g) All Market Exit Costs shall be invoiced and paid separately in accordance with Section 10.5.

4.2 No Set-Off. Except as set forth in Section 4.1(b), Article X or as mutually agreed to in writing by Energizer and SpinCo, no Party or any of its Affiliates shall have any right of set off or other similar rights with respect to (a) any amounts received pursuant to this Agreement; or (b) any other amounts claimed to be owed to the other Party or any of its Subsidiaries arising out of this Agreement.

4.3 Taxes. Without limiting any provisions of this Agreement, the Service Recipient shall bear any and all Taxes and other similar charges (and any related interest and penalties) imposed on, or payable with respect to, any fees or charges, including any Charges, payable by it pursuant to this Agreement, including all sales, use, value-added, and similar Taxes, but excluding Taxes based on the Service Provider’s net income. Notwithstanding anything to the contrary in the previous sentence or elsewhere in this Agreement, the Service Recipient shall be entitled to withhold from any payments to the Service Provider any such Taxes that the Service Recipient is required by Law to withhold and shall pay such Taxes to the applicable Tax Authority.

ARTICLE V

TERM

5.1 Term. This Agreement shall commence at the Effective Time and shall terminate upon the earlier to occur of: (a) the last date on which either Party is obligated to provide any Service to the other Party in accordance with the terms of this Agreement; or (b) the mutual written agreement of the Parties to terminate this Agreement in its entirety. Unless otherwise terminated pursuant to Section 6.1, this Agreement shall terminate with respect to any Service at the close of business on the last day of the Service Period for such Service. To the extent that the

Service Provider’s ability to provide a Service is dependent on the continuation of a specified Service, the Service Provider’s obligation to provide such dependent Service shall terminate automatically with the termination of such supporting Service.

5.2 Maximum Transition Period. Notwithstanding anything to the contrary set forth herein, including any extensions of this Agreement or of the period of performance of any particular Service, this Agreement cannot be extended beyond, and all Services shall terminate no later than, the date that is twenty-four (24) months from the date on which the Effective Time occurred (the “Outside Date”).

ARTICLE VI

DISCONTINUATION OF SERVICES; TERMINATION OF SERVICES

6.1 Discontinuation or Early Termination of Services.

(a) Without prejudice to the Service Recipient’s rights with respect to a Force Majeure, unless otherwise provided in the relevant Schedule for a particular Service (other than any Wind-down Activities), at any time after the Effective Time, the Service Recipient may, without cause and in accordance with the terms and conditions hereunder direct the discontinuation or termination of the entirety of any individual Service but not a portion thereof:

(i) for any reason or no reason, upon the giving of an advance Notice to the Service Provider of such Service not less than the shorter of (A) thirty (30) days, or (B) one-half the original Service Period for such Service; provided, however, that any such termination may only be effective as of the last day of a month; or

(ii) if the Service Provider of such Service has failed to perform any of its material obligations under this Agreement with respect to such Service, and such failure shall continue to exist thirty (30) days after receipt by the Service Provider of Notice of such failure from the Service Recipient; provided, however, that any such termination may only be effective as of the last day of a month; and provided, further, that the Service Recipient shall not be entitled to terminate the Agreement with respect to the applicable Service if, as of the end of such thirty (30)-day period, there remains a good faith Dispute between the Parties as to whether the Service Provider has cured the applicable breach.

(b) Without prejudice to the Service Provider’s rights with respect to a Force Majeure, the Service Provider may terminate this Agreement:

(i) with respect to any individual Service, but not a portion thereof, at any time upon prior Notice to the Service Recipient if the Service Recipient has failed to perform any of its material obligations under this Agreement relating to such Services, including making payment of Charges for such Service when due, and such failure shall continue uncured for a period of thirty (30) days after receipt by the Recipient of a Notice of such failure from the Service Provider; provided, however, that any such termination may only be effective as of the last day of a month; and provided, further, that the Service Provider shall not be entitled to terminate the Agreement with respect to the applicable Service if, as of the end of such thirty (30)-day period, there remains a good faith Dispute between the Parties as to whether the Service Recipient has cured the applicable breach.

(c) Either Party may terminate the Agreement in its entirety, or as to any or all of the applicable Services being provided under this Agreement, immediately (A) in the event that the other Party files for bankruptcy protection or has an involuntary petition for bankruptcy filed against it, becomes unable to pay its bills, sell or transfers property to creditors, dissolves or liquidates, has a liquidator or receiver appointed by a court, or is a party of any other similar legal proceedings, if in any such case termination is permitted by applicable law or (B) or in the event the other Party or any of its Group members becomes, or becomes affiliated with, a competitor of the terminating Party or any of its Group members.

(d) The relevant subsection of Schedule A or Schedule B, as applicable, shall be updated to reflect any terminated Service.

(e) In the event of any discontinuation or termination of a Service, the Parties shall cooperate as reasonably required to effectuate an orderly and systematic transfer to the Service Recipient Group of all of the duties and obligations previously performed by the Service Provider or a member of the Service Provider Group under this Agreement.

6.2 Reduction of Services. The Service Recipient may from time to time request a reduction in part of the scope or amount of any Service; provided that any such reduction may only take effect as of the end of a month. If requested to do so by the Service Recipient, the Parties shall discuss in good faith appropriate adjustments to the relevant Charges in light of all relevant factors. If, after such discussions, the Parties do not approve any requested reduction of the scope or amount of any Service and the relevant Charges in connection therewith, then (a) there shall be no change to the Charges under this Agreement and (b) unless the Parties otherwise agree in writing, there shall be no change to the scope or amount of any Services under this Agreement. If, after such discussions, the Parties agree to any reduction of Service, such reduction of Service shall be documented in a written agreement executed by the Parties. Additionally, in connection with any such reduction of Service, the Parties may agree to an appropriate reduction to the Charges related to the applicable reduced Service.

6.3 Interdependencies. The Parties acknowledge and agree that (i) there may be interdependencies among the Services being provided under this Agreement, (ii) upon the request of either Party, the Parties shall cooperate and act in good faith to determine whether (A) any such interdependencies exist with respect to the particular Service that a Party is seeking to terminate or reduce part of the scope or amount of, as applicable, in accordance with Section 6.1 or Section 6.2, respectively, and (B) in the case of a termination or reduction, the Service Provider’s ability to provide a particular Service in accordance with this Agreement would be materially and adversely affected by such termination, or reduction in part of the scope or amount, of another Service, as applicable, in accordance with Section 6.1 or Section 6.2, respectively, prior to the expiration of the period of the maximum duration for such Service, and (iii) in the event that the Parties have determined that such interdependencies exist (and, in the case of a termination or reduction, as applicable, that the Provider’s ability to provide a particular Service in accordance with this Agreement would be materially and adversely affected by the termination, or reduction in part of the scope or amount, of another Service, as applicable, in accordance with Section 6.1 or Section 6.2, respectively, prior to the expiration of the period of the maximum duration for such Service), the Parties shall negotiate in good faith to amend Schedule A or Schedule B, as applicable, hereto relating to the termination dates of such impacted Service, which amendment shall be consistent with the terms of comparable Services.

6.4 Effect of Termination. Upon the termination of any Service pursuant to this Agreement, the Service Provider of the terminated Service shall have no further obligation to provide the terminated Service, and the Service Recipient shall have no obligation to pay any future Charges relating to any such Service; provided, however, that the Service Recipient shall remain obligated to the Service Provider for the Charges and any other amounts owed and payable in respect of Services provided prior to the effective date of termination for such Service and except in the case of a Service terminated by the Service Recipient pursuant to clause (ii) of Section 6.1(a), Section 6.1(b) or Section 6.1(c), shall be liable for all out-of-pocket costs, stranded costs or other costs incurred by the Service Provider that are not otherwise recoverable by the Service Provider in connection with termination or winding up of terminated Services, including (a) costs under third-party contracts for services, software or other items, including breakage fees or termination fees, (b) costs relating to any of the Service Provider’s personnel which are affected by termination of a Service (excluding severance costs for Supplier employees), (c) fees associated with facilities, hardware or equipment affected by the terminated Service including fees related to terminated leases, and (d) costs of any materials or third-party services that, before notice of termination, the Service Provider paid for or obligated itself to pay for in connection with providing the Services, if and to the extent that the Service Provider cannot through reasonable commercial efforts obtain a refund for or terminate its obligation to pay for such materials and services. In connection with the termination of any Service, the provisions of this Agreement not relating solely to such terminated Service shall remain in full force and effect. In connection with a termination of this Agreement or any Service hereunder, Article I, this Article V, Article VIII, Article IX, and Article IX and Liability for all due and unpaid Charges and Market Exit Costs, shall continue to survive indefinitely. Article X shall survive until the completion of the Transition Activities and Wind-down Activities.

6.5 Procedures Upon Discontinuation or Termination of Services. Upon the request of the Service Recipient after the termination of a Service with respect to which the Service Provider holds books, records, Information or files, including current and archived copies of computer files, (i) owned solely by the Service Recipient or its Affiliates and used by the Service Provider in connection with the provision of a Service pursuant to this Agreement or (ii) created by the Service Provider and in the Service Provider’s possession as a function of and relating solely to the provision of Services pursuant to this Agreement, such books, records, Information and files shall either be returned to the Service Recipient or destroyed by the Service Provider, with written certification of such destruction provided to the Service Recipient. The Service Provider shall return or destroy, as applicable, all of such books, records, Information or files as soon as reasonably practicable following a request by the Service Recipient; provided, however, that in the event that certain of such books, records, Information or files stored in electronic form cannot reasonably or practicably be returned or destroyed, as applicable, the Service Provider agrees to maintain copies of the applicable books, records, Information or files for the minimum amount of time permitted by the systems storing such data and not to use such data for any other purposes; provided, further, that a Party may retain copies of material provided to the other Party pursuant to this Section 6.5 as it deems necessary or appropriate in connection with its financial reporting obligations or internal control practices and policies. The Service Recipient shall bear the Service Provider’s reasonable, necessary and actual out-of-pocket costs and expenses associated with the return or destruction of such books, records or files.

ARTICLE VII

ACCESS; SYSTEM SECURITY

7.1 Access

(a) Subject to the confidentiality provisions set forth in Article IX, during the term of this Agreement and for so long as any Services are being provided to members of the Service Recipient Group under this Agreement, the Service Recipient will provide the Service Provider and its Representatives reasonable access, during regular business hours and upon reasonable notice, to the Service Recipient Group and the facilities, Information, systems, infrastructure and personnel thereof as the Service Provider and its representatives may reasonably require in order to perform such Services. Similarly, and subject to the same restrictions and conditions set forth above, the Service Provider will provide the Service Recipient and its Representatives reasonable access, during regular business hours and upon reasonable notice, to the members of the Service Provider Group and the facilities, Information, systems, infrastructure and personnel thereof as the Service Recipient may reasonably require in connection with performance of its obligations and exercise of its rights under this Agreement.

(b) In addition to the foregoing right of access, the Service Provider shall, and shall cause the other members of the Service Provider Group to, afford to the Service Recipient, the other members of the Service Recipient Group and their respective Representatives, upon reasonable advance notice, reasonable access, during regular business hours and upon reasonable notice, to the facilities, Information, systems, infrastructure and personnel of the Service Provider Group as reasonably necessary for the Service Recipient to verify the adequacy of internal controls over information technology, reporting of financial data and related processes employed in connection with the Services being provided by the Service Provider Group, including in connection with verifying compliance with Section 404 of the Sarbanes-Oxley Act of 2002; provided that (i) such access shall not unreasonably interfere with any of the business or operations of the Service Provider Group and (ii) in the event that the Service Provider determines that providing such access could be commercially detrimental, violate any Law or agreement, or waive any attorney-client privilege, then the Parties shall use commercially reasonable efforts to permit such access in a manner that avoids any such harm or consequence.

(c) Without limiting the provisions of Section 7.2, each Party agrees that all of its and its Group members’ employees shall, and that it shall use commercially reasonable efforts to cause its Representatives’ employees to, when on the property of the other Party and its Group members, or when given access to any facilities, Information, systems, infrastructure or personnel of the other Party and its Group members, conform to the policies and procedures of such other Party and any of its Group members, as applicable, concerning health, safety, conduct and security which are made known to such Party receiving such access from time to time.

7.2 System Security.

(a) If any Party or any of its Group members is given access to the other Party’s (or such other Party’s Group member’s) computer systems or software (collectively, the “Systems”) in connection with the Services, the Party and/or Group members given access (the “Accessing Party”) shall comply with all of the other Party’s system security policies, procedures and requirements that have been provided to the Accessing Party in advance and in writing (collectively, “Security Regulations”), and shall not tamper with, compromise or circumvent any security or audit measures employed by such other Party. The Accessing Party shall access and use only those Systems of the other Party to which it has been granted the right of access and use.

(b) Each Party shall use commercially reasonable efforts to ensure that only those of its personnel who are specifically authorized to have access to the Systems of the other Party gain such access, and use commercially reasonable efforts to prevent unauthorized access, use, destruction, alteration or loss of information contained therein, including notifying its personnel of the restrictions set forth in this Agreement and of the Security Regulations.

(c) If, at any time, the Accessing Party determines that any of its personnel has sought to circumvent, or has circumvented, the Security Regulations, that any unauthorized Accessing Party personnel has accessed the Systems, or that any of its personnel has engaged in activities that may lead to the unauthorized access, use, destruction, alteration or loss of data, information or software of the other Party, the Accessing Party shall promptly terminate any such person’s access to the Systems and immediately notify the other Party. In addition, such other Party shall have the right to deny personnel of the Accessing Party access to its Systems upon Notice to the Accessing Party. The Accessing Party shall use commercially reasonable efforts to cooperate with the other Party in investigating any apparent unauthorized access to such other Party’s Systems.

ARTICLE VIII

LIMITED LIABILITY, INDEMNIFICATION AND WAIVER

8.1 Limitations on Liability.

(a) SUBJECT TO SECTION 8.2, THE LIABILITIES OF EACH GROUP, IN ITS CAPACITY AS A SERVICE PROVIDER, AND SUCH GROUP’S REPRESENTATIVES, COLLECTIVELY, UNDER THIS AGREEMENT FOR ANY ACT OR FAILURE TO ACT IN CONNECTION HEREWITH (INCLUDING THE PERFORMANCE OR BREACH OF THIS AGREEMENT), OR FROM THE SALE, DELIVERY, PROVISION OR USE OF ANY SERVICES PROVIDED UNDER OR CONTEMPLATED BY THIS AGREEMENT, WHETHER IN CONTRACT, TORT (INCLUDING NEGLIGENCE AND STRICT LIABILITY) OR OTHERWISE, SHALL NOT EXCEED THE AGGREGATE AMOUNT OF FEES PAID TO ALL MEMBERS OF SUCH GROUP IN THEIR CAPACITIES AS THE SERVICE PROVIDER HEREUNDER.

(b) IN NO EVENT SHALL EITHER PARTY, ANY MEMBER OF ITS GROUP OR ANY OF THEIR RESPECTIVE REPRESENTATIVES BE LIABLE TO THE OTHER PARTY OR ANY MEMBER OF ITS GROUP OR ANY OF THEIR RESPECTIVE REPRESENTATIVES FOR INDIRECT, EXEMPLARY, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES IN CONNECTION WITH THE PERFORMANCE OF THIS AGREEMENT (OTHER THAN ANY SUCH LIABILITY WITH RESPECT TO A THIRD-PARTY CLAIM), EVEN IF THE PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, AND EACH PARTY HEREBY WAIVES ON BEHALF OF ITSELF, ITS GROUP MEMBERS AND ITS REPRESENTATIVES ANY CLAIM FOR SUCH DAMAGES, INCLUDING ANY CLAIM FOR PROPERTY DAMAGE OR LOST PROFITS, WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE.

(c) The foregoing limitations on Liability in this Section 8.1 shall not apply to either Party’s Liability for breaches of confidentiality under Article IX or either Party’s obligations under Section 8.3.

(d) The limitations in Section 8.1(a) and Section 8.1(b) shall not apply in respect of any Liability arising out of or in connection with the gross negligence, willful misconduct, or fraud of or by the Party to be charged.

8.2 Obligation to Re-Perform; Liabilities. In the event of any breach of this Agreement by the Service Provider with respect to the provision of any Services (with respect to which the Service Provider can reasonably be expected to re-perform in a commercially reasonable manner), the Service Provider shall promptly correct in all material respects such error, defect or breach or re-perform in all material respects such Services at the request of the Service Recipient and at the sole cost and expense of the Service Provider. Subject to Section 8.4, the remedy set forth in this Section 8.2 shall be the sole and exclusive remedy of the Service Recipient for any such breach of this Agreement by the Service Provider with respect to the provision of Services. Any request for re-performance in accordance with this Section 8.2 by the Service Recipient must be in writing and specify in reasonable detail the particular error, defect or breach, and such request must be made no more than thirty (30) days from the later of the date on which such breach occurred and the date on which such breach was reasonably discovered by the Service Recipient.

8.3 Third Party Claims. Each Party hereto, in its capacity as a Service Recipient and on behalf of each member of its Group in such member’s capacity as a Service Recipient, shall indemnify, defend and hold harmless each member of the Service Provider Group and their respective Representatives, and each of the successors and assigns of any of the foregoing (collectively, the “Provider Indemnitees”), from and against any and all claims of Third Parties relating to, arising out of or resulting from the Service Provider’s furnishing or failing to furnish the Services provided for in this Agreement, other than (a) Third Party claims arising out of the gross negligence, willful misconduct or fraud of any Provider Indemnitee and (b) as set forth in Section 2.7(b).

8.4 Provider Indemnity. In addition to (but not in duplication of) its other indemnification obligations (if any) under the Separation and Distribution Agreement, this Agreement or any other Ancillary Agreement, the Service Provider shall indemnify, defend and hold harmless the Service Recipient, its Subsidiaries and each of their respective Representatives, and each of the successors and assigns of any of the foregoing (collectively, the

“Recipient Indemnitees”), from and against any and all Liabilities relating to, arising out of or resulting from the Service Provider’s furnishing or failing to furnish the Services provided for in this Agreement, but only to the extent that such Liability relates to, arises out of or results from the Service Provider’s gross negligence, willful misconduct or fraud.

8.5 Indemnification Procedures. The provisions of the Separation and Distribution Agreement shall govern claims for indemnification under this Agreement; provided that, for purposes of this Section 8.5, in the event of any conflict between the provisions of the Separation and Distribution Agreement and this Article VIII, the provisions of this Agreement shall control.

8.6 Environmental Matters. Each Party agrees that in no event shall any Service Provider hereunder be considered to be the generator of any waste material and all decisions regarding the selection of off-site disposal sites or options in connection with the Services shall be made exclusively by the Service Recipient. Accordingly, the Service Recipient shall be liable for and shall indemnify, defend and hold harmless each of the members of the Service Provider Group and their respective Representatives from and against any and all claims related to or arising out of environmental matters, pollution or noncompliance with environmental rules, laws, regulations or agreements in connection with this Agreement and/or the performance of Services hereunder.

ARTICLE IX

CONFIDENTIALITY; PROTECTIVE ARRANGEMENTS

9.1 Confidentiality. From and after the date hereof, until the five-year anniversary of the termination of this Agreement pursuant to Section 5.1, subject to Section 9.4, Energizer, on behalf of itself and each of the other Energizer Group members, and SpinCo, on behalf of itself and each of the other SpinCo Group members, agrees to hold, and to cause its respective Representatives to hold, in strict confidence, with at least the same degree of care that applies to Energizer’s confidential and proprietary information pursuant to policies in effect as of the Effective Time, all Confidential Information furnished by the other Party or the other Party’s Group members or their respective Representatives at any time pursuant to this Agreement. If any Confidential Information of Energizer or any other Energizer Group member is disclosed to SpinCo or any SpinCo Group member in connection with providing the Services, then such disclosed Confidential Information shall be used only as required to perform the Services. If any Confidential Information of SpinCo or any other SpinCo Group member is disclosed to Energizer or any other Energizer Group member in connection with providing the Services, then such disclosed Confidential Information shall be used only as required to perform such Services.

9.2 No Release. Each Party agrees (a) not to release or disclose, or permit to be released or disclosed, any Confidential Information addressed in Section 9.1 to any other Person, except its Representatives who need to know such information in their capacities as such (and who will be advised of their obligations hereunder with respect to such information), and except in compliance with Section 9.4.

9.3 Third Party Information; Privacy and Data Protection Laws. Each Party acknowledges that it and its respective Group members may presently have and, following the Effective Time, may gain access to or possession of confidential or proprietary information of, or personal information relating to, Third Parties (a) that was received under confidentiality or non-disclosure agreements entered into between such Third Parties, on the one hand, and the other Party or such other Party’s Group members, on the other hand, prior to the Effective Time; or (b) that, as between the Parties, was originally collected by another Party or another Party’s Group members and that may be subject to and protected by privacy, data protection or other applicable Laws. Each Party agrees that it shall hold, protect and use, and shall cause its Subsidiaries and its and their respective Representatives to hold, protect and use, in strict confidence the confidential and proprietary information of, or personal information relating to, Third Parties in accordance with privacy, data protection or other applicable Laws and the terms of any agreements that were either entered into before the Effective Time or affirmative commitments or representations that were made before the Effective Time by, between or among such other Party or such other Party’s Subsidiaries, on the one hand, and such Third Parties, on the other hand.

9.4 Protective Arrangements In the event that either Party or any of its Affiliates is requested or required (by oral question, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process) by any Governmental Authority or pursuant to applicable Law to disclose or provide any Confidential of the other Party that is subject to the confidentiality provisions hereof, such Party shall, unless prohibited by such request or requirement of the applicable Governmental Authority or under applicable Law, provide the other Party with Notice of such request or demand as promptly as practicable under the circumstances so that such other Party shall have an opportunity to seek an appropriate protective order, and shall reasonably cooperate with such other Party in connection therewith, at such other Party’s own cost and expense. In the event that such other Party fails to receive such appropriate protective order in a timely manner and the Party receiving the request or demand reasonably determines that its failure to disclose or provide such information shall actually prejudice the Party receiving the request or demand, then the Party that received such request or demand may thereafter disclose or provide Confidential Information to the extent required by such Law (as so advised by counsel) or by lawful process or such Governmental Authority and shall use reasonable best efforts to ensure that confidential treatment is accorded such Confidential Information.

ARTICLE X

MARKET EXIT COOPERATION

10.1 Applicable Jurisdictions. Schedule 10.1 sets forth a list of jurisdictions where, (a) prior to the Effective Time, a Subsidiary of Energizer organized in such jurisdiction conducted both the EPC Business and the EHP Business in such jurisdiction and (b) following the Effective Time, (i) neither the Energizer Group nor the SpinCo Group will conduct its business in such jurisdiction through a Subsidiary organized in such jurisdiction (a “Complete Exit Market,” and any Subsidiary of either Energizer or SpinCo organized in such Complete Exit Market as of immediately following the Effective Time, a “Wind-down Subsidiary”) or (ii) only one of Energizer or SpinCo intends to conduct its business in such jurisdiction through a Subsidiary organized in such jurisdiction (a “Group Exit Market,” and any such Subsidiary organized in such Group Exit Market as of immediately following the Effective Time, a “Surviving Subsidiary”). The Group that, in the case of clause (i), does not have a Subsidiary in the Complete Exit Market as of immediately following the Effective Time, or, in the case of clause (ii), will no longer conduct business in such jurisdiction through a Subsidiary organized in such jurisdiction as of immediately following the Effective time, is referred to as the “Exiting Group”.

10.2 Wind-down Activities. Following the Effective Time, each of Energizer and SpinCo will use commercially reasonable efforts to cause each Wind-down Subsidiary that is a member of its respective Group to, in accordance with Schedule 10.1, (a) undertake and complete such actions and activities as are necessary or appropriate to wind-down all operations and business (whether relating to the EHP Business or the EPC Business) conducted by such Wind-down Subsidiary in the applicable Complete Exit Market and (b) take such other steps as are necessary or appropriate under applicable Law to wind-up its affairs and dissolve, liquidate and otherwise cease to exist (collectively, the “Wind-down Activities”).

10.3 Transition Activities. Following the Effective Time, each of Energizer and SpinCo will use commercially reasonable efforts to cause each Surviving Subsidiary that is a member of its respective Group to undertake and complete such actions and activities as are necessary or appropriate to transition the operations and business of such Surviving Subsidiary to the extent relating to Exiting Group in such Group Exit Market in accordance with Schedule 10.1 (collectively, the “Transition Activities”).

10.4 Outside Date.

(a) The Parties will reasonably cooperate to complete all Wind-down Activities and Transition Activities as promptly as practicable following the Effective Time, and will use commercially reasonable efforts to cause any such Wind-down Activities or Transition Activities to be completed prior to the Outside Date.

(b) The provisions of Section 10.5 shall not apply to any Market Exit Costs incurred from and after the Outside Date. To the extent, as of the Outside Date, any Wind-down Activity or Transition Activity has not been completed, any Market Exit Costs incurred from and after such date that would have been allocated to a Party under this Article X pursuant to the Allocation Principles shall be deemed to be a Liability of that Party for purposes of the Separation and Distribution Agreement and in the case of any such Liability of EHP, shall be subject to indemnification by EHP pursuant to Section 6.02 of the Separation and Distribution Agreement and in the case of any such Liability of EPC, shall be subject to indemnification by EPC pursuant to Section 6.03 of the Separation and Distribution Agreement.

10.5 Settlement of Costs and Expenses

(a) Prior to the Outside Date, each quarter, the Transition Coordinators for each Party (the “Preparing Party”) shall cause to be prepared and delivered to the other Party a statement setting forth, with reasonable detail, all costs and expenses incurred in the prior quarter by all members of the such Party’s Group arising out of or resulting from their performance of Wind-down Activities and Transition Activities, including the types of costs and expenses identified on Schedule 10.5 (“Market Exit Costs”), by such Group members (with reasonable supporting documentation) (a “Market Exit Statement”). Each Market Exit Statement shall show the Wind-down Activities and Transition Activities performed by the applicable Wind-down

Subsidiary or Surviving Subsidiary in such Party’s Group, shall detail the applicable Market Exit Costs, shall set forth an allocation of such Market Exit Costs in accordance with the Allocation Principles (defined below) and shall be supported by any applicable third party invoices and other documentation reasonably necessary for the Exiting Group to evaluate the Market Exit Costs. Upon the Party’s reasonable written request, the Party preparing a Market Exit Statement will provide to the other Party reasonable additional detail and supporting documentation regarding amounts set forth on such statement.

(b) All Market Exit Costs in respect of a particular quarter shall be allocated between the Parties in accordance with Schedule 10.5(b) (the “Allocation Principles”).

(c) Prior to the Outside Date, each quarter, promptly following the delivery by the Preparing Party of the Market Exit Statement, the Transition Coordinator for the Preparing Party shall prepare or cause to be prepared an invoice for those Market Exit Costs set forth on the Preparing Party’s Market Exit Statement that are allocated to the Exiting Group pursuant to the Allocation Principles; provided that the Transition Coordinators for each Party may elect to prepare a single quarterly invoice that consolidates all Market Exit Costs paid by each Party’s Group to the other pursuant to the Allocation Principles and provides one net invoice between the Parties for such quarter. The Party to which amounts are owed shall invoice the net amount owed to the other Party.

(d) Each such invoice shall be delivered in any manner permitted for delivery of a Notice hereunder. The Party receiving such invoice shall pay the total amount of the invoice to the Party issuing such invoice no later than twenty (20) calendar days after receipt of the invoice. The Party receiving such invoice shall remit funds in payment thereof either by check or wire transfer in accordance with the payment instructions provided in the invoice. Any obligation to make a payment for Market Exit Costs allocated to a Party pursuant to the Allocation Principles in accordance with this Article X shall survive any termination of this Agreement.

(e) Interest will accrue on any amounts remaining unpaid in accordance with Section 4.1(f).

(f) All Transition Activities and Wind-down Activities shall be deemed to be “Services” for all purposes hereunder. The Party (or applicable Group member) performing such Transition Activities and Wind-down Activities shall be deemed to be the “Servicer Provider” and the Exiting Party (or applicable Group member) shall be deemed to be the “Service Recipient” in respect of such Services.

10.6 Transition Severance Costs. Schedule 10.6 sets forth an allocation of certain severance-related costs expected to be incurred by the Parties following the Effective Time in connection with the transactions contemplated by the Separation and Distribution Agreement (“Transition Severance Costs”). As and to the extent such Transition Severance Costs are actually incurred, the Parties shall take such commercially reasonable actions as are necessary to cause each Party to bear the proportion of such Transition Severance Cost allocated to it pursuant to Schedule 10.6. Any such Transition Severance Costs allocated to a Party but actually paid or incurred by the other Party may be included in any invoice delivered by such paying Party in accordance with Article IV and shall be paid by the Party receiving such invoice in accordance with the provisions of Article IV.

ARTICLE XI

FORCE MAJEURE

11.1 Performance Excused. No Party shall be deemed in default of this Agreement for failure to fulfill any obligation so long as and to the extent to which any delay or failure in the fulfillment of such obligations is prevented, frustrated, hindered or delayed as a consequence of circumstances of Force Majeure. In the event of any such excused delay, the time for performance shall be extended for a period equal to the time lost by reason of the delay unless this Agreement has previously been terminated under Article VI or under this Section 11.1. A Party claiming the benefit of this provision shall, as soon as reasonably practicable after the occurrence of any such event, (a) provide Notice to the Service Recipient or the Service Provider of the nature and extent of any such Force Majeure condition; and (b) use commercially reasonable efforts to remove any such causes and resume performance under this Agreement as soon as reasonably practicable unless this Agreement has previously been terminated under Article VI or under this Section 11.1. During the period of a Force Majeure, the Service Recipient shall be (i) relieved of the obligation to pay Charges for such Service(s) throughout the duration of such Force Majeure and (ii) entitled to permanently terminate such Service(s) (and shall be relieved of the obligation to pay Charges for such Service(s) throughout the duration of such Force Majeure) if a Force Majeure shall continue to exist for more than thirty (30) consecutive days, it being understood that the Service Recipient shall not be required to provide any advance notice of such termination to the Provider.

ARTICLE XII

MISCELLANEOUS

12.1 Entire Agreement. This Agreement and the Exhibits and Schedules hereto, together with the documents expressly referenced herein (including the Separation and Distribution Agreement and any other Ancillary Agreement), constitutes the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersedes all prior written and oral and all contemporaneous oral agreements and understandings with respect to the subject matter hereof.

12.2 Binding Effect; Assignment. This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. Neither this Agreement or any of the rights, interests, or obligations hereunder or thereunder may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party without the prior written consent of the other party to the agreement being so assigned or delegated, and any such assignment without such prior written consent shall be null and void; provided that a Party’s right to receive Services may be assigned as provided in Section 2.1(c) and obligation to provide Services may be delegated as provided in Section 2.4(b). No such consent shall be required for the assignment of a party’s rights and obligations under this Agreement if: (a) any party to this Agreement (or any of its successors or permitted assigns) (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Business Entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and/or

Assets to any Person, and (b) in any such case, the resulting, surviving or assignee Person expressly assumes all of the obligations of the relevant party (or its successors or permitted assigns, as applicable) under this Agreement. No assignment permitted by this Section 12.2 shall release the assigning party from any Liability for the full performance of its obligations under this Agreement.

12.3 Third Party Beneficiaries. Except as provided in Article VIII with respect to Provider Indemnitees, (a) the provisions of this Agreement are solely for the benefit of the Parties, their Subsidiaries and their permitted successors and assigns, and are not intended to confer upon any other Person except the Parties, their Subsidiaries and their permitted successors and assigns, any rights or remedies hereunder; and (b) there are no other Third Party beneficiaries of this Agreement and this Agreement shall not provide any other Third Party with any remedy, claim, Liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

12.4 Amendment; Waivers. No change or amendment may be made to this Agreement except by an instrument in writing signed on behalf of both of the Parties. Either Party may, at any time, (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto, and (iii) waive compliance by the other with any of the agreements, covenants or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party to be bound thereby. No failure or delay on the part of either Party in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement contained herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.

12.5 Notices. All Notices shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile or electronic mail transmission (return receipt requested) or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12.5):

If to Energizer, to:

Energizer Holdings, Inc. (after the Effective Time, to be named Edgewell Personal Care Company)

1350 Timberlake Manor Parkway, Suite 300

Chesterfield, MO 63017

Attn:

Facsimile:

Email:

with a copy to:

Edgewell Personal Care Company

6 Research Drive

Shelton, Connecticut 06484

Attn: General Counsel

Facsimile:

Email: manish.shanbhag@edgewell.com

If to SpinCo to:

Energizer SpinCo, Inc. (after the Effective Time, to be named Energizer Holdings, Inc.)

533 Maryville University Drive

St. Louis, Missouri 63141

Attn: Emily K. Boss

Facsimile: 314-985-2258

Email: Kelly.Boss@energizer.com

Any Party may, by notice to the other Party, change the address and contact person to which any such notices are to be given.

12.6 Counterparts. This Agreement, including the Schedules and Exhibits hereto and the other documents referred to herein, may be executed in multiple counterparts, each of which when executed shall be deemed to be an original but all of which together shall constitute one and the same agreement.

12.7 Signatures and Delivery. Each of Energizer and SpinCo acknowledges that it may execute this Agreement by manual, stamp or mechanical signature, and that delivery of an executed counterpart of a signature page to this Agreement (whether executed by manual, stamp or mechanical signature) by facsimile or by email in portable document format (PDF) shall be effective as delivery of such executed counterpart of this Agreement. Each of Energizer and SpinCo expressly adopts and confirms a stamp or mechanical signature (regardless of whether delivered in person, by mail, by courier, by facsimile or by email in portable document format (PDF)) made in its respective name as if it were a manual signature delivered in person, agrees that it shall not assert that any such signature or delivery is not adequate to bind it to the same extent as if it were signed manually and delivered in person and agrees that, at the reasonable request of the other Party at any time, it shall as promptly as reasonably practicable cause this Agreement to be manually executed (any such execution to be as of the date of the initial date hereof) and delivered in person, by mail or by courier.

12.8 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement, or the application of such term or provision to Persons or circumstances or in jurisdictions other than those as to which it has been determined to be invalid, illegal or unenforceable, and the Parties shall use their commercially reasonable efforts to substitute one or more valid, legal and enforceable terms or provisions into this Agreement which, insofar as practicable, implement the purposes and intent of the Parties. Any term or provision of this Agreement held invalid or unenforceable only in part, degree or within certain jurisdictions shall remain in full force and effect to the extent not held invalid or unenforceable to the extent consistent with the intent of the Parties as reflected by this Agreement. To the extent permitted by applicable Law, each Party waives any term or provision of Law which renders any term or provision of this Agreement to be invalid, illegal or unenforceable in any respect.

12.9 Governing Law. This Agreement (and any claims or disputes arising out of or related hereto or to the transactions contemplated hereby or to the inducement of any party to enter herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed by and construed and interpreted in accordance with the Laws of the State of Missouri irrespective of the choice of laws principles of the State of Missouri, including all matters of validity, construction, effect, enforceability, performance and remedies.

12.10 Dispute Resolution.

(a) In the event of any controversy, dispute or claim (a “Dispute”) arising out of or relating to any Party’s rights or obligations under this Agreement (whether arising in contract, tort or otherwise) or calculation or allocation of the costs of any Service (including any Market Exit Costs), or otherwise arising out of or relating in any way to this Agreement (including the interpretation or validity of this Agreement) that is not resolved by the Transition Coordinators in accordance with Section 2.5(b), such Dispute may be escalated by either Transition Coordinator to the executive sponsor escalation process described in Section 12.10(b) by providing written notice to the other Party not sooner than the conclusion of the Dispute resolution period defined in Section 2.5(b).

(b) Each Party shall select a representative to act as the executive sponsor with respect to the provision of the Services under this Agreement (each such person, an “Executive Sponsor”). The initial Executive Sponsors shall be Sandy Sheldon, for Energizer, and Brian Hamm, for SpinCo. If either Party initiates the executive sponsor escalation process, the Executive Sponsors shall meet as expeditiously as practicable to resolve such Dispute. If the Executive Sponsors cannot resolve the matter, then such Dispute shall be resolved in accordance with the dispute resolution process in the Separation and Distribution Agreement, which shall be the sole and exclusive procedures for the resolution of any such Dispute unless otherwise specified herein or in the Separation and Distribution Agreement.

(c) In any Dispute regarding the amount of a Charge, if such Dispute is finally resolved pursuant to the dispute resolution process set forth or referred to in Sections 12.10(a) or 12.10(b) and it is determined that the Charge that the Service Provider has invoiced the Service Recipient, and that the Service Recipient has paid to the Service Provider, is greater or less than the amount that the Charge should have been, then (i) if it is determined that the Service Recipient has overpaid the Charge, the Service Provider shall within five (5) Business Days after such determination reimburse the Service Recipient an amount of cash equal to such overpayment, plus the Interest Payment, accruing from the date of payment by the Service

Recipient to the time of reimbursement by the Service Provider; and (ii) if it is determined that the Service Recipient has underpaid the Charge, the Service Recipient shall within five (5) Business Days after such determination reimburse the Service Provider an amount of cash equal to such underpayment, plus the Interest Payment, accruing from the date such payment originally should have been made by the Service Recipient to the time of payment by the Service Recipient.

12.11 Specific Performance. Subject to Section 12.10, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the Party or Parties who are or are to be thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief (on an interim or permanent basis) of its rights under this Agreement, in addition to any and all other rights and remedies at Law or in equity, and all such rights and remedies shall be cumulative. The Parties agree that the remedies at Law for any breach or threatened breach, including monetary damages, may be inadequate compensation for any loss and that any defense in any Proceeding for specific performance that a remedy at Law would be adequate is waived. Unless otherwise agreed in writing, the Parties shall continue to provide Services and honor all other commitments under this Agreement during the course of dispute resolution pursuant to the provisions of Section 12.10 and this Section 12.11 with respect to all matters subject to such Dispute; provided, however, that this obligation shall only exist during the term of this Agreement.

12.12 Corporate Power. Energizer represents on behalf of itself and, to the extent applicable, each Energizer Subsidiary, and SpinCo represents on behalf of itself and, to the extent applicable, each SpinCo Subsidiary, as follows:

(a) each such Person has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby; and

(b) this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms hereof.

12.13 Independent Contractors. The Parties each acknowledge that they are separate entities, each of which has entered into this Agreement for independent business reasons. The relationships of the Parties hereunder are those of independent contractors and nothing contained herein shall be deemed to create a joint venture, partnership or any other relationship. Employees performing services hereunder do so on behalf of, under the direction of, and as employees of, the Service Provider, and the Service Recipient shall have no right, power or authority to direct such employees.

12.14 Title to Intellectual Property. Except as expressly provided for under the terms of this Agreement, the Service Recipient acknowledges that it shall acquire no right, title or interest (including any license rights or rights of use) in any intellectual property which is owned or licensed by the Service Provider, by reason of the provision of the Services provided hereunder. The Service Recipient shall not remove or alter any copyright, trademark, confidentiality or other proprietary notices that appear on any intellectual property owned or licensed by the Provider, and the Service Recipient shall not reproduce any such notices on any and all copies thereof. The Recipient shall not attempt to decompile, translate, reverse engineer or make excessive copies of any intellectual property owned or licensed by the Service Provider, and the Service Recipient shall promptly notify the Service Provider of any such attempt, regardless of whether by the Service Recipient or any Third Party, of which the Service Recipient becomes aware.

12.15 Group Members. Energizer shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by an Energizer Group Member and SpinCo shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by an SpinCo Group Member.

12.16 Survival of Covenants. Except as expressly set forth in this Agreement, the covenants and other agreements contained in this Agreement, and Liability for the breach of any obligations contained herein, shall survive the Effective Time and shall remain in full force and effect thereafter.

12.17 Interpretation. In this Agreement, (a) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other genders as the context requires; (b) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules, Exhibits and Appendices hereto) and not to any particular provision of this Agreement; (c) Article, Section, Exhibit, Schedule and Appendix references are to the Articles, Sections, Exhibits, Schedules and Appendices to this Agreement unless otherwise specified; (d) the word “including” and words of similar import when used in this Agreement means “including, without limitation,”; (e) the word “or” shall not be exclusive; (f) unless expressly stated to the contrary in this Agreement, all references to “the date hereof,” “the date of this Agreement,” “hereby” and “hereupon” and words of similar import shall all be references to the date first stated in the preamble, regardless of any amendment or restatement hereof.

12.18 Further Assurances. Each Party hereto shall take, or cause to be taken, any and all reasonable actions, including the execution, acknowledgment, filing and delivery of any and all documents and instruments that any other Party hereto may reasonably request in order to effect the intent and purpose of this Agreement and the transactions contemplated hereby.

12.19 Public Announcements. All public announcements related to this Agreement are subject to Section 13.07 of the Separation and Distribution Agreement.

12.20 Mutual Drafting. This Agreement shall be deemed to be the joint work product of the Parties and any rule of construction that a document shall be interpreted or construed against a drafter of such document shall not be applicable.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives.

ENERGIZER HOLDINGS, INC.

By:
Name:
Title:

ENERGIZER SPINCO, INC.

By:
Name:
Title: